SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

18 December, 2013

BP announces significant discovery in the deepwater Gulf of Mexico

Discovery at Gila prospect is latest discovery in the Paleogene, highlighting BP's exploration momentum and commitment to US Gulf  of Mexico

BP announced today it has made a significant oil discovery at its Gila prospect, which it co-owns with ConocoPhillips, in the deepwater US Gulf of Mexico. This is BP's third discovery in recent years in the emerging Paleogene trend in the Gulf of Mexico and reflects the company's ongoing commitment to the US offshore region.

BP has previously announced two other Paleogene discoveries in the Gulf of Mexico - Kaskida in 2006 and Tiber in 2009.

The Gila discovery was made by an exploration well on Keathley Canyon Block 93, about 300 miles southwest of New Orleans, in approximately 4,900 feet of water.

The well, which penetrated multiple Paleogene-aged reservoir sands, was drilled to a total depth of 29,221 feet. Appraisal drilling, including completion of drilling through the Paleocene section, will be required to determine the size and potential commerciality of the discovery.

"The Gila discovery is a further sign that momentum is returning to BP's drilling operations and well execution in the Gulf of Mexico," said Richard Morrison, Regional President of BP's Gulf of Mexico business.

Mike Daly, BP's Global Head of Exploration, said: "Gila continues our successful drill out of the prolific Paleogene play system in the deepwater Gulf of Mexico. Subject to successful appraisal, Gila, Tiber and Kaskida together offer the potential for significant future oil developments in the Keathley Canyon area."

BP owns a majority interest in the Gila discovery which is located approximately 25 miles west of Tiber, also located in the Keathley Canyon area. The lease for Keathley Canyon Block 93 was acquired in the Western Gulf of Mexico Lease OCS Sale 187 in 2003. BP and its heritage companies have been at work in the Gulf of Mexico since the 1950s, and they have been exploring in the deepwater Gulf of Mexico for more than a quarter of a century.

About BP in the US:

Over the past five years, BP has invested more than $55 billion in the US - more than any other energy company. BP is the nation's second-largest producer of oil and gas and provides enough energy annually to light nearly the entire country for a year. Directly employing more than 20,000 in the US, BP supports more than 260,000 jobs in total through all of its business activities.

For more information, view our BP in the US animated video: http://bit.ly/BPFuelsAmerica13.

Notes to editors:
· BP has been the largest investor in the Gulf of Mexico over the last ten years.
· BP is one of the leading producers in the deepwater Gulf of Mexico.
· BP is the leading leaseholder in the deepwater Gulf, with ownership in more than 650 leases, which provide substantial opportunity for growth.
· BP directly employs more than 2,300 people in the Gulf of Mexico business and supports tens of thousands of additional jobs in the region.
·   Paleogene describes geological formations dating from a period between approximately 66 million and 23 million years ago. The Paleocene is the first geological epoch within the Paleogene period and lasted between approximately
    66 million and 55 million years ago.

Further information:

BP press office, Houston: +1 281 366 4463, uspress@bp.com
BP press office, London: +44 20 7496 4076, bppress@bp.com

Forward-looking statements - cautionary statement:

This press release contains certain forecasts, projections and other forward-looking statements regarding the potential for significant future oil developments in the Keathley Canyon area; prospects for future momentum in BP's drilling operations and well execution; and the substantial opportunity for growth provided by BP's leaseholdings in the Gulf of Mexico. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing and receipt of governmental and regulatory approvals; future levels of industry product supply; demand and pricing; the timing and nature of maintenance outages; operational problems; the success of appraisal drilling; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; the development and effective use and maintenance of new technology; the effectiveness and security of our digital infrastructure; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2013 and under "Risk factors" in our Annual Report and Form 20-F 2012 as filed with the US Securities and Exchange Commission.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 December, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary